



Jeffrey Carr · 2nd

Breaking new ground.

· Contact info

500+ connections

Duel Social, Inc.

1 mutual connection: Jonny Price

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Providing services
Research, Writing, Information Security, Cybersecurity, Market Research, and Marketing Strategy
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Featured



I sent this out as an email to my Suits & Spooks mailing list yesterday, and have converted it to short...

Eastern WA is burning and horses are in urgent need
Jeffrey Carr on LinkedIn • 1 min read

❤ 3



My partners and I just started a new venture and a newsletter to document the process. Here's how to...

The Social Budo Newsletter
Jeffrey Carr on LinkedIn • 1 min read

❤ 3

Activity

2,684 followers



The CDC is reversing its earlier mask guidance (mask wearing not required f...
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2 Reactions • 1 Comment



If Hector Monsegur's involved, I'm happy to support it. Get it today.
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1 Comment



I sent this out as an email to my Suits & Spooks mailing list yesterday, and have...
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3 Reactions



I agree with the approach, but am confused by the phrase "zero party...
Jeffrey commented

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Experience



Chief Executive Officer
Duel Social, Inc. · Part-time
Aug 2020 – Present · 1 yr
Wyoming, United States



Founder
Suits and Spooks Conference
2011 – Present · 10 yrs
Washington D.C., Boston, Palo Alto, San Diego



Suits and Spooks
"Collision" Washington...



Senior Analyst
Wikistrat
Jun 2016 – Present · 5 yrs 2 mos
Seattle, WA

Technological Trends desk.















Fellow
Ponemon Institute
Apr 2017 – Present · 4 yrs 4 mos

I'm very happy to have been invited to join Ponemon Research as a Fellow.

Media and Marketing
5 STONES INTELLIGENCE LIMITED · Part-time
Dec 2020 – Jul 2021 · 8 mos

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Skills & endorsements

Security · 99+

Endorsed by **Lance Cottrell and 17 others who are highly skilled at this**

Endorsed by **Newton Howard (mutual connection)**

Information Security · 86

Endorsed by **Bryan Kissinger, PhD and 3 others who are highly skilled at this**

Endorsed by **Newton Howard (mutual connection)**

Vulnerability Assessment · 72

Zen Matoshi and 71 connections have given endorsements for this skill

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Received (0) Given (2)

Pavel Vrublevsky
Founder & CEO at ChronoPay
September 4, 2018, Jeffrey worked with Pavel but at different companies

I've engaged Pavel several times when my firm needed business intelligence on Russian firms. He has always provided us with unique and reliable insights that aren't available through traditional channels and I continue to rely upon his advice for conducting business in Russia.

Karl G. Schlegel III
Business Innovator, Speaker, TEDx Theme Contributor - Strategy, Technology, & Plug and Play Resources for Companies and Governments
June 30, 2016, Jeffrey was a client of Karl G.'s

When I needed to broaden my customer base, I had the great good fortune to be introduced to Karl by a mutual friend. After asking a few questions about my objectives and my current strategies, he quickly identified some opportunities that I hadn't even thought of, and provided me with several strateg... See more

Accomplishments

5 **Publications**

Under What Circumstances May Civilian Hackers Be Targeted For Killing? • The Classification of Valuable Data in an Assumption of Breach Paradigm • The Misunderstood Acronym: Why Cyber Weapons aren't WMD • Intelligence Preparation of the Information and Communications Environment • Inside Cyber Warfare: Mapping the Cyber Underworld (2nd edition)

1 **Organization**